UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Dated:   June 29, 2006

TECK COMINCO LIMITED
(Exact name of registrant as specified in its charter)
Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C  3L9
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes	No
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-5183

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
DATE: June 29, 2006	By:	/s/ Karen L. Dunfee
		Name:	Karen L. Dunfee
		Title:	Corporate Secretary

EXTERNAL NEWS RELEASE
06-29-TC

For Immediate Release: June 29, 2006

TECK COMINCO CELEBRATES INAUGURAL TRADING ON THE
NEW YORK STOCK EXCHANGE JUNE 29

Vancouver, B.C., June 29, 2006 – Teck Cominco Limited announced today that the company’s Class B subordinate voting shares has begun trading on the New York Stock Exchange under the ticker symbol “TCK.”

To mark the occasion, President and Chief Executive Officer Don Lindsay rang the opening bell at the NYSE. “Today is an important day in Teck Cominco’s long and rich history that spans 100 years of mining excellence,” he said.

Teck Cominco’s Class A and Class B subordinate voting shares, listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B, will continue to trade on that exchange under the new symbols TCK.A and TCK.B respectively.

Webcast
Don Lindsay will be speaking today at a luncheon in New York.  His comments will be webcast (link) scheduled to commence at about 12:30pm EDT or 9:30am PDT. Media and analysts are invited to view the webcast. The link is shown below.

http://www.visualwebcaster.com/event.asp?id=34503

About Teck Cominco
Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals.  Shares trade on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information can be found at www.teckcominco.com.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Ontario Securities Act. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements as to management’s expectations concerning the effect of the listing of the company’s shares on the New York Stock Exchange. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding the level of trading in the company’s shares on the New York Stock Exchange. The foregoing list of assumptions is not exhaustive.  Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to:  changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry generally.

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC and Canadian securities authorities. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

For additional information, please contact:

Media contact:

Mark Sitter Edelman
(416) 979-1120, ext 333
(647) 272-1469 — cell
mark.sitter@edelman.com

Investor contact:

Greg Waller
Director Fin. Analysis & Investor Relations
Teck Cominco Limited
(604) 685-3005
greg.waller@teckcominco.com

teckcominco
TCK
LISTED
NYSE
teckcominco
JUNE
29
THURSDAY
TCK
LISTED
NYSE